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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENDEAVOUR INTERNATIONAL CORP.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

212066104

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for
Lancer Management Group II, LLC, Lancer Offshore, Inc.,
and as the party in control of Lancer Partners, LP.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event Which Requires Filing of this Statement)

Continental Southern Resources, Inc.
(Former name, changed since last report)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212066104			Page 2 of 7

1.	Name of Reporting Person: Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, Lancer Offshore, Inc. and as the party in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000,000 shares of common stock, $0.001 par value* 0 shares of Series B Preferred Stock*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,000,000 shares of Common Stock, $0.001 par value* 0 shares of Series B Preferred Stock*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000 shares of Common Stock, $0.001 par value* 0 shares of Series B Preferred Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.91% of Common Stock, $0.001 par value* 0% of Series B Preferred Stock*

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Amendment (defined below) or the Schedule 13D (defined below). Item 5 of this Amendment and the Schedule 13D identify the sole sources of information that the Reporting Person has relied upon to complete this Amendment and the Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of Common Stock (defined below) or Preferred Stock (defined below), with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities (defined below) have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock or Preferred Stock than indicated herein. The filing of this Amendment and/or the Schedule 13D by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Amendment and/or the Schedule 13D.

CUSIP No. 212066104	13D	Page 3 of 7 Pages

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on December 9, 2003 (the “Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”) and as the party in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (LMG II, Lancer Offshore, and Lancer Partners are sometimes collectively referred to herein as the “Receivership Entities”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) relates to shares of Common Stock, with $0.001 par value (the “Common Stock”) and shares of Series B Preferred Stock (the “Preferred Stock”)of Endeavour International Corp., a Nevada corporation, formerly known as “Continental Southern Resources, Inc.”(the “Issuer”).

Item 1. Security and Issuer.

     The class of equity securities to which this Amendment relates is the Common Stock and the Preferred Stock of the Issuer. The principal executive offices of the Issuer are located at 1001 Fannin, Suite 1700, Houston, Texas 77002.

Item 2. Identity and Background.

     (a)-(c) and (f)

     The Reporting Person filing this Amendment and the Schedule 13D is:

     As of July 10, 2003, Marty Steinberg was appointed the Receiver of the Receivership Entities pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”)in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

     All of the securities to which this Amendment relates are owned for the pecuniary benefit of Lancer Offshore and Lancer Partners:

     LMG II is a Connecticut limited partnership. The stated business purpose of LMG II was to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

CUSIP No. 212066104	13D	Page 4 of 7 Pages

     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere The current principal address of Lancer Partners is c/o Marty Steinberg, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     (d) and (e):

     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The Receivership Entities are defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

     See Item 4.

Item 4. Purpose of Transaction.

     Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the District Court, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of LMG II and Lancer Offshore, including the securities to which this Amendment relates. Pursuant to an order entered on July 25, 2003 by Judge Shiff of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division (the “Bankruptcy Court”)in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492, the Reporting Person was designated the person in control of Lancer Partners by virtue of the Reporting Person’s status as the Receiver for LMG II, and thereby the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Amendment relates.

     The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person may from time to time seek to sell shares of the Common Stock

CUSIP No. 212066104	13D	Page 5 of 7 Pages

held by the Receivership Entities based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock to which this Amendment relates is 2,000,000 shares which represent 2.91% of 68,772,569, the total number of shares of Common Stock of the Issuer outstanding as of February 27, 2004, according to a Plan and Agreement of Merger filed by the Issuer with the SEC on March 1, 2004. The aggregate number of shares of Common Stock of the Issuer to which this Amendment relates is based upon a review of original stock certificates in the custody of the Reporting Person. The stock certificates were issued on February 25, 2004 by Stocktrans, Inc., the transfer agent for the Issuer, and evidence 1,906,819 shares of the Common Stock registered to Lancer Offshore and 93,181 shares of the Common Stock registered to Lancer Partners. Lancer Offshore and Lancer Partners do not currently own any shares of Preferred Stock of the Issuer.

     The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Amendment and the Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of Common Stock or Preferred Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock or Preferred Stock than indicated herein. The filing of this Amendment and/or the Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment and/or the Schedule 13D.

CUSIP No. 212066104	13D	Page 6 of 7 Pages

     (b) The Reporting Person is the sole person with voting and dispositive power with regard to 2,000,000 shares of Common Stock of the Issuer described in this Amendment.

     (c) On February 26, 2004, in a privately negotiated sale (the “February 26 Sale”), Lancer Offshore sold 13,440,853 shares of Common Stock of the Issuer and 103,500.7 shares of Preferred Stock of the Issuer to RAM Trading, Ltd, a Cayman Islands exempt company (“RAM”), and Lancer Partners sold 656,819 shares of the common stock of the Issuer to RAM. The price per share was $0.37 for both the Common Stock and the Preferred Stock.

     (d) Not applicable.

     (e) Lancer Offshore and Lancer Partners ceased to hold more than five percent (5%) of the class of Common Stock and Preferred Stock as of February 26, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     In connection with the February 26 Sale, Lancer Offshore and Lancer Partners became parties to a Registration Rights Agreement by and among the Issuer, RAM and certain other shareholders of the Issuer (the “Registration Rights Agreement”). Subject to certain qualifications enumerated therein, the Registration Rights Agreement provides, among other things, that the Issuer will file a shelf registration statement with the Securities Exchange Commission (the “SEC”)with respect to the 2,000,000 shares of Common Stock to which this Amendment relates as soon as reasonably practicable, but no later than 180 days, after February 26, 2004.

     Also, as set forth in filings made by the Reporting Person in the District Court and the Bankruptcy Court requesting authority for the February 26 Sale, Lancer Offshore and Lancer Partners agreed to certain lock-up provisions and restrictions with respect to certain of the shares of Common Stock to which this Amendment relates. The restrictions appear to be the same as the restrictions agreed to by certain other holders of greater than 500,000 shares of Common Stock.

     Except as set forth above, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Receivership Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock or Preferred Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No. 212066104	13D	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2004.	/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer
Management Group II, LLC, Lancer Offshore, Inc. and as the party in control of Lancer Partners, LP.